Exhibit 99.1

                                                                  EXECUTION COPY

     SUPPORT AGREEMENT, dated as of March 7, 2002 (this "Agreement"), between PUBLICIS GROUPE S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), PHILADELPHIA MERGER CORP., a Delaware corporation ("Merger Sub"), and DENTSU INC., a Japanese corporation (the "Stockholder").

     WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and Boston Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof and in the form attached hereto as Exhibit A (the "Merger Agreement"), pursuant to which the Company will be merged with and into Merger Sub (the "Merger");

     WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner, and has the power to vote or to direct the vote, of 4,284,873 shares of Class B common stock, par value $0.01 per share, of the Company (the "Class B Common Stock", such shares of Class B Common Stock and any securities into which such shares may be converted or exchanged and any securities issued in replacement of or as a dividend or distribution on or otherwise in respect of such shares being referred to herein as the "Shares");

     WHEREAS, as a condition to entering into the Merger Agreement and incurring the obligations set forth therein, Parent and Merger Sub have required that the Stockholder enter into this Agreement; and

     WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder is willing to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows (capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement):

                                   ARTICLE I

                                VOTING OF SHARES

     Section 1.01 AGREEMENT TO VOTE. From the date hereof until the termination of this Agreement in accordance with its terms, and subject to the conditions set forth in Sections 4.03 and 4.05, the Stockholder hereby agrees to vote the Shares at every annual, special or adjourned meeting of the stockholders of the Company (or pursuant to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require): (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and this Agreement; (b) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including, without limitation, any Competing Transaction) that would result in Parent's or the Company's right to terminate the Merger Agreement; and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company.


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     Section 1.02 NO SOLICITATION OF TRANSACTIONS. The Stockholder and its
subsidiaries shall not, directly or indirectly, and the Stockholder will instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to, directly or indirectly, (a) solicit, initiate or encourage the initiation of (including by way of furnishing non-public information) any inquiries or proposals regarding any Competing Transaction or (b) have any discussions with or provide any non-public information or data to any third party that would encourage, facilitate or further a Competing Transaction, or engage in any negotiations concerning a Competing Transaction, or knowingly facilitate any effort or attempt to make or implement a Competing Transaction. The Stockholder and each of its subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent) conducted heretofore with respect to any of the foregoing. The Stockholder shall promptly advise Parent orally and in writing of (a) any proposal for a Competing Transaction or any request for information with respect to any proposal for a Competing Transaction received by the Stockholder or any of its subsidiaries, the material terms and conditions of such proposal for a Competing Transaction or request and the identity of the person making such proposal for a Competing Transaction or request (and provide Parent with copies of any written proposal for a Competing Transaction or amendments or supplements thereto) and (b) any changes in any such proposal for a Competing Transaction or request.

     Section 1.03 ACTION IN STOCKHOLDER CAPACITY ONLY. The Stockholder acknowledges that this Agreement is entered into by it in its capacity as a stockholder of the Company and that nothing in this Agreement shall in any way restrict or limit any director, officer or employee of the Stockholder or its affiliates from taking any action in his or her capacity as such in order to comply with his or her fiduciary obligations.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

     The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

     Section 2.01 POWER; BINDING AGREEMENT. The Stockholder is a corporation organized under the laws of Japan, duly organized and validly existing under the laws of Japan and has all requisite corporate power and authority to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Stockholder will not violate any other agreement to which it is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

     Section 2.02 TITLE TO SHARES. Except as disclosed on Schedule 2.02 hereof, the Stockholder is the record and beneficial owner of, and has good and marketable title to, the Shares, free and clear of any lien, pledge, security interest, encumbrance, charge or other claim


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of third parties of any kind or nature, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind, other than pursuant to this Agreement and the Merger Agreement.

     Section 2.03 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by Stockholder will not, (i) conflict with or violate the organizational documents of Stockholder, (ii) assuming that all consents, approvals, authorizations and permits described in subsection (b) have been obtained and all filings and obligations described in subsection (b) have been made, conflict with or violate any law applicable to Stockholder or by which any property or asset of Stockholder is bound or affected or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of its property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement.

     (b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND MERGER SUB

     Parent and Merger Sub each represents and warrants to the Stockholder as follows:

     Section 3.01 DUE ORGANIZATION; AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub or any affiliate thereof are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming its due authorization, execution and delivery by the Stockholder, constitutes a


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legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

     Section 3.02 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in subsection (b) have been obtained and all filings and obligations described in subsection (b) have been made, conflict with or violate any law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, prevent or materially delay the performance by Parent or Merger Sub of any of its respective obligations under this Agreement.

     (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Parent and Merger Sub of any of their obligations under this Agreement.

     SECTION 3.03 PARENT VOTING SECURITIES. As of March 5, 2002, Parent had issued and outstanding (i) 38,926,601 Parent Ordinary Shares that were entitled to double voting rights and (ii) 6,593,302 Parent Ordinary Shares in registered form that were not entitled to double voting rights, in each case pursuant to the applicable laws of the Republic of France.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

     Section 4.01 NO DISPOSITION OR ENCUMBRANCE OF SHARES. The Stockholder agrees that, prior to the termination of this Agreement in accordance with the terms hereof, it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), pledge, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of any Shares, or (d) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in


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any material respect or have the effect of preventing or disabling the
Stockholder from performing its obligations hereunder.

     Section 4.02 DISCLOSURE. The Stockholder agrees to permit Parent and Merger Sub to publish and disclose in filings under the securities laws in connection with the Merger the Stockholder's identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and other information to the extent required by applicable law.

     Section 4.03 REPRESENTATIONS IN MERGER AGREEMENT. The obligations of the Stockholder under this Agreement shall be subject to the condition that the representations and warranties set forth in Article IV of the Merger Agreement shall be true in all material respects on the date of which made and on the date of any action to be taken by the Stockholder hereunder, and the Stockholder shall have received a certificate to that effect from Parent.

     SECTION 4.04 AMENDMENT OF MERGER AGREEMENT. Parent agrees that it shall not amend the Merger Agreement without the consent of the Stockholder, which consent shall not be unreasonably withheld or delayed.

     SECTION 4.05 NO PUBLIC TENDER OFFER. The obligation of Stockholder to vote to approve the Merger Agreement shall be subject to the Stockholder having reasonably determined that its investment in Parent and the arrangements contemplated by the memorandum of understanding dated the date hereof between the Stockholder and Madame Elizabeth Badinter do not require the Shareholder and Madame Elizabeth Badinter to make a public tender offer for Parent under French law, or the Conseil des Marches Financiers shall have granted an exemption to the obligation to file a tender offer.

     SECTION 4.06 NOTICES. Parent agrees that it shall provide the Stockholder with a copy of all notices or other communications delivered to the Company (as such term is defined in the Merger Agreement) by Parent pursuant to Section 9.02 of the Merger Agreement.

     SECTION 4.07 SHORT SWING PROFITS. (a) Neither Parent nor any subsidiary of Parent shall institute suit or otherwise seek to recover short-swing profits pursuant to Section 16(b) of the Securities Exchange Act of 1934 (the "1934 Act") that Stockholder or its subsidiaries may realize in connection with the Merger. (b) In addition, Parent agrees to indemnify Denver and its subsidiaries for any short-swing profits that Denver or any such subsidiary is required to pay pursuant to Section 16(b) of the 34 Act as a result of the completion of the Merger. Notwithstanding any provision to the contrary herein, the obligations of Parent in this Section 4.07(b) shall be governed by the laws of the Republic of France.

                                   ARTICLE V

                                   TERMINATION

     Section 5.01 TERMINATION. The covenants and agreements contained herein (other than this Article V and Section 4.07) shall terminate upon the earlier of
(a) the date the Merger Agreement is terminated and (b) the Effective Time. Nothing in this Section 5.01 shall relieve any party of liability for any breach of this Agreement.


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                                   ARTICLE VI

                                  MISCELLANEOUS

     Section 6.01 ADDITIONAL SHARES. In the event the Stockholder becomes the beneficial owner of any additional Shares or other securities of the Company and any securities into which such shares or securities may be converted or exchanged and any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or securities, then the terms of this Agreement shall apply to such additional securities.

     Section 6.02 EXPENSES. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

     Section 6.03 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by an overnight or expedited courier service, by telecopy (provided that any notice received by telecopy at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.03):





     (a) If to Parent or Merger Sub:



         Publicis Groupe, S.A.
         Avenue des Champs Elysees
         75008 Paris, France
         Facsimile:       011-331-44-43-75-50
         Attention:       M. Maurice Levy
                          M. Jean-Paul Morin



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         with a copy to:

         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, New York  10019
         Facsimile:       (212) 403-2000
         Attention:       Martin Lipton
                          Elliott V. Stein

     (b) If to the Stockholder:

         Dentsu, Inc.
         1-11, Tsukiji, Chuo-ku
         Tokyo 104-8426, Japan
         Facsimile:       (813) 5551-2009
         Attention:       Mr. Fumio Oshima, Managing Director

         with a copy to:

         Debevoise & Plimpton
         919 Third Avenue
         New York, New York  10022
         Facsimile:       (212) 909-6836
         Attention:       Louis Begley
                          Gregory V. Gooding

     Section 6.04 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, the application of such term or provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction, and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     Section 6.05 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether pursuant to a merger, by operation of law or otherwise), without the prior written consent of the other parties except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to Parent's ultimate parent company or any direct or indirect subsidiary of Parent or Parent's ultimate parent company, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.


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     Section 6.06 AMENDMENT; WAIVER. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered by any other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of any other party contained herein.
Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

     Section 6.07 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     Section 6.08 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof for which money damages would not be an adequate remedy and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties further agrees that in any proceeding seeking specific performance such party will waive (a) the defense of adequacy of a remedy at law and (b) any requirement for the securing or posting of any bond.

     Section 6.09 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

     Section 6.10 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 6.11 COUNTERPARTS. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     Section 6.12 ENTIRE AGREEMENT. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.


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     Section 6.13 FURTHER ASSURANCES. From time to time, at the request of
Parent, in the case of the Stockholder, or at the request of the Stockholder, in the case of Parent and Merger Sub, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to effect the matters contemplated by this Agreement.

                         [Signatures on following page.]

















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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the undersigned as of the date first above written.

                                 PUBLICIS GROUPE S.A.



                                 By: /S/ Maurice Levy
                                    ----------------------------
                                    Name: Maurice Levy
                                    Title: President du Directoire

                                 PHILADELPHIA MERGER CORP.



                                 By: /s/ Jean-Paul Morin
                                    ----------------------------
                                    Name: Jean-Paul Morin
                                    Title: Treasurer and Secretary

                                 DENTSU, INC.



                                 By: /s/ Yutaka Narita
                                    ----------------------------
                                    Name: Yutaka Narita
                                    Title: President




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